Exhibit 99.117

THE BUSINESS OF GAMING

Luminosity

YE 2020

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

(formerly J55 Capital Corp.)

KPMG LLP
100 New Park Place
Suite 1400
Vaughan, Ontario
L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390
www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Enthusiast Gaming Holdings Inc.

Opinion

We have audited the consolidated financial statements of Enthusiast Gaming Holdings Inc. (the Entity), which comprise:

●	the consolidated statement of financial position as at December 31, 2020

●	the consolidated statement of loss and comprehensive loss for the year then ended

●	the consolidated statement of shareholders’ equity for the year then ended

●	the consolidated statement of cash flows for the year then ended

●	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Assessment of the recoverability of the carrying value of goodwill and indefinite-life intangible assets

Description of the matter

We draw attention to Notes 3(x), 4(a) and 11 to the consolidated financial statements. The Entity has five cash-generating units (CGUs) and goodwill is tested for impairment at least annually. Intangible assets that have indefinite useful lives are also tested for impairment at least annually. An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. The goodwill and indefinite-life intangible assets were $106,181,086 and $58,895,563, respectively, as at December 31, 2020. The Entity performed its annual impairment tests at December 31, 2020 and determined that no impairment charge was necessary. The recoverable amount of the Entity’s CGUs was estimated based on an assessment of their value in use using a discounted cash flow approach. In determining the estimated recoverable amounts, the Entity’s significant assumptions include expected future cash flows, terminal growth rates and discount rates.

Why the matter is a key audit matter

We identified the assessment of the recoverability of the carrying value of goodwill and indefinite-life intangible assets as a key audit matter. This matter represented an area of significant risk of misstatement given the magnitude of goodwill and indefinite life intangible assets and the high degree of estimation uncertainty in assessing the assumptions used to determine the recoverable amounts. Significant auditor judgment and the involvement of professionals with specialized skills and knowledge were required to evaluate the evidence supporting the Entity’s significant assumptions due to the sensitivity of the recoverable amounts to minor changes in those assumptions.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

●	We evaluated the appropriateness of the Entity’s expected future cash flows and terminal growth rates assumptions for the Entity’s cash generating units, by comparing those assumptions to external market and industry data.

●	We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used in the estimated recoverable amount of each CGU, by comparing the Entity’s inputs to publicly available data.

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Initial measurement of intangible assets acquired in the Omnia Acquisition

Description of the matter

We draw attention to Notes 1, 3(xvi), 4(b) and 5(v) to the consolidated financial statements. On August 30, 2020, the Entity acquired all of the outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. As a result, the business combination is accounted for using the acquisition method of accounting and Omnia’s identifiable net assets acquired are recognized at their fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. The acquisition date fair value of the intangible assets were $25,619,000. In determining the fair value of the intangible assets at the acquisition date, the Entity’s significant assumptions include the future net cash flows, royalty rates, attrition rates, and the discount rate applied.

Why the matter is a key audit matter

We identified the evaluation of the initial measurement of the intangible assets acquired in the Omnia acquisition as a key audit matter. This matter represented a significant risk of material misstatement given the magnitude of the intangible assets, and the valuation approaches used significant assumptions for which there was limited observable market information. Significant auditor judgment and the involvement of professionals with specialized skills and knowledge were required due to the high degree of subjectivity and estimation uncertainty within the assumptions used to determine the fair value of the intangible assets at the acquisition date.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

●	We evaluated the appropriateness of the assumptions used to determine the future net cash flows and attrition rates assumptions by considering past performance and industry and market data.

●	We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the appropriateness of the royalty rate and discount rates, by comparing the Entity’s inputs to publicly available data for comparable companies.

Other Matter – Comparative Information

The consolidated financial statements for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those financial statements on March 30, 2020.

Other Information

Management is responsible for the other information. Other information comprises:

●	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

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Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information, included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

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We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report

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because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Derek Nathaniel Peters.

Vaughan, Canada

March 22, 2021

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Financial Position
As at December 31, 2020 and 2019
(Expressed in Canadian Dollars)

	Note	December 31, 2020	December 31, 2019

ASSETS
Current
Cash		$4,323,823	$13,211,722
Investments	7	124,998	804,865
Trade and other receivables	6	22,424,596	6,701,087
Loans receivable	23	194,389	205,936
Income tax receivable		290,077	-
Prepaid expenses	18	576,802	612,386
Total current assets		27,934,685	21,535,996
Non-current
Property and equipment	9	354,850	298,312
Right-of-use asset - lease contract	12	2,848,400	733,413
Long-term investment	7	2,606,100	2,480,405
Investment in associates	8	1,026,910	914,295
Long-term portion of prepaid expenses	18	263,196	104,630
Intangible assets	5, 10	81,106,007	60,017,320
Goodwill	5, 11	106,181,086	83,259,416
Total Assets		$222,321,234	$169,343,787

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	13	$23,602,547	$7,423,396
Contract liabilities		1,625,594	1,647,594
Income tax payable		-	2,415
Current portion of long-term debt	14	1,250,000	-
Current portion of deferred payment liability	16	636,600	1,208,413
Current portion of convertible debentures	15	7,546,453	-
Current portion of lease contract liability	12	578,330	193,366
Total current liabilities		35,239,524	10,475,184
Non-current
Long-term debt	14	21,651,956	19,691,220
Long-term lease contract liability	12	2,308,336	548,846
Long-term portion of convertible debentures	15	-	7,015,820
Vendor-take-back loan	17	5,559,250	-
Long-term portion of deferred payment liability	16	529,124	473,413
Deferred tax liability	22	15,161,987	12,482,605
Total liabilities		$80,450,177	$50,687,088

Shareholders' Equity
Share capital	18	232,616,997	176,511,857
Shares to be returned to treasury	19	-	(3,858,756)
Warrants reserve	20	-	15,404,728
Contributed surplus	21	7,494,164	9,439,324
Accumulated other comprehensive income		45,428	90,078
Deficit		(98,285,532)	(78,930,532)
Total shareholders' equity		141,871,057	118,656,699
Total liabilities and shareholders' equity		$222,321,234	$169,343,787

Commitments (Note 26)
Subsequent events (Note 28)

Approved by the Board of Directors of the Company:

Signed: “Adrian Montgomery”	Signed: “Ben Colabrese”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

	Note	December 31 2020,	December 31 2019,

Revenue
Revenue	27	$72,758,717	$11,760,927
Gain on player buyout	10, 27	204,764	448,399
Total revenue		72,963,481	12,209,326
Cost of sales		54,294,967	7,245,000
Gross margin		18,668,514	4,964,326
Operating expenses
Professional fees		2,273,088	1,174,890
Consulting fees	23	5,805,134	6,793,925
Advertising and promotion	18	1,409,084	2,104,622
Office and general		2,878,813	1,371,821
Salaries and wages	23	9,131,447	1,794,054
Technology support, web development and content		4,734,548	1,144,534
Esports player, team and game expenses		3,446,652	1,728,525
Foreign exchange (gain) loss		(13,832)	239,828
Share-based compensation	21	818,383	6,113,644
Amortization and depreciation	9, 10, 12	5,036,787	2,933,874
Total operating expenses		35,520,104	25,399,717

Other expenses (income)
Listing expense	5	-	6,829,371
Transaction cost	5	1,882,081	3,154,313
Share of loss from investment in associates	8	2,057,135	746,424
Interest and accretion	12, 14, 15, 16, 17	5,236,482	2,825,793
Goodwill impairment on acquisition of businesses	5	-	46,170,418
Change in fair value of investment	7	(183,951)	57,708
Loss on modification of long-term debt	14	1,140,320	-
Loss on conversion of convertible debentures	15	49,002	-
Interest income		(102,158)	(677,276)
Net loss before income taxes		(26,930,501)	(79,542,142)

Income taxes
Current tax expense	22	5,617	-
Deferred tax (recovery)	22	(83,786)	(995,715)
Net loss for the year		(26,852,332)	(78,546,427)

Other comprehensive income
Items that may be reclassified to profit or loss Foreign currency translation adjustment		(44,650)	90,078
Net loss and comprehensive loss for the year		$(26,896,982)	$(78,456,349)
Net loss and comprehensive loss per share, basic and diluted		$(0.32)	$(2.07)
Weighted average number of common shares outstanding, basic and diluted		83,401,398	37,872,549

Net loss and comprehensive loss per share and weighted average number of shares outstanding, basic and diluted, are presented after giving effect to the 1:8 share consolidation (Note 18).

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Warrant reserve	Conversion option on convertible debentures	Shares to be returned to treasury	Accumulated other comprehensive loss	Deficit	Total shareholders' equity

Balance, December 31, 2018		19,876,450	$5,711,833	$—	$115,913	$—	$—	$—	$(384,105)	$5,443,641
Shares issued for subscription receipts, net of transaction cost	18	10,416,750	23,201,002	-	-	-	-	-	-	23,201,002
Issuance of shares to effect the Luminosity acquisition	5, 18	7,500,000	27,000,000	-	-	-	(3,858,756)	-	-	23,141,244
Issuance of shares to effect the reverse acquisition	5, 18	1,900,000	6,840,000	587,563	91,640	-	-	-	-	7,519,203
Issuance of shares to effect the Enthusiast acquisition	5, 18	27,607,076	99,385,524	5,901,048	13,052,190	-	-	-	-	118,338,762
Issuance of shares to effect the Steel Media acquisition	5, 18	304,147	650,875	-	-	-	-	-	-	650,875
Shares issued for services	18	1,319,974	2,058,950	-	-	-	-	-	-	2,058,950
Shares issued upon exercise of warrants	18	347,803	1,264,763	-	(882,345)	-	-	-	-	382,418
Shares issued upon exercise of options	18	41,696	157,438	(135,601)	-	-	-	-	-	21,837
Shares issued on conversion of convertible debentures	15, 18	2,777,777	10,241,472	-	-	(241,472)	-	-	-	10,000,000
Conversion option related to convertible debentures	15	-	-	-	-	241,472	-	-	-	241,472
Share-based compensation	21	-	-	3,086,314	3,027,330	-	-	-	-	6,113,644
Other comprehensive income for the year		-	-	-	-	-	-	90,078	-	90,078
Net loss for the year		-	-	-	-	-	-	-	(78,546,427)	(78,546,427)
Balance, December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$—	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699

Balance, December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$—	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Issuance of shares for the Offering, net of transaction cost	18	11,500,000	15,609,256	-	-	-	-	-	-	15,609,256
Issuance of shares to effect the Omnia acquisition	5, 18	18,250,000	30,112,500	-	-	-	-	-	-	30,112,500
Shares returned to treasury	18, 19	(1,071,876)	(3,858,756)	-	-	-	3,858,756	-	-	-
Shares issued upon exercise of warrants	18	3,109,589	10,635,411	-	(7,907,396)	-	-	-	-	2,728,015
Shares issued upon exercise of options	18	823,937	2,992,079	(2,763,543)	-	-	-	-	-	228,536
Shares issued upon conversion of convertible debentures	15, 18	136,649	414,488	-	-	-	-	-	-	414,488
Shares issued for services	18	91,009	200,162	-	-	-	-	-	-	200,162
Share-based compensation	21	-	-	818,383	-	-	-	-	-	818,383
Expiry of warrants	20	-	-	-	(7,497,332)	-	-	-	7,497,332	-
Other comprehensive income for the year		-	-	-	-	-	-	(44,650)	-	(44,650)
Net loss for the year		-	-	-	-	-	-	-	(26,852,332)	(26,852,332)
Balance, December 31, 2020		104,930,981	$232,616,997	$7,494,164	$—	$—	$—	$45,428	$(98,285,532)	$141,871,057

Number of shares outstanding are presented after giving effect to the 1:8 share consolidation (Note 18).

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

	Note	December 31, 2020	December 31, 2019

Cash flows from operating activities
Net loss for the year		$(26,852,332)	$(78,546,427)
Items not affecting cash:
Amortization and depreciation	9, 10, 12	5,036,787	2,933,874
Share-based compensation	21	818,383	6,113,644
Interest and accretion	12, 14, 15, 16, 17	1,868,063	1,444,017
Goodwill impairment on acquisition of businesses	4	-	46,170,418
Deferred income tax recovery	22	(83,786)	(995,715)
Gain on player buyout	10	(204,764)	(448,399)
Foreign exchange loss		16,409	100,540
Listing expense	5	-	6,829,371
Capitalized interest and success fee	14	1,494,910	1,102,691
Shares issued for services		441,613	1,770,090
Loss on modification of long-term debt	14	1,140,320	-
Loss on conversion of convertible debentures	15	49,002	-
Provisions		47,716	-
Change in fair value of investment	7	(183,951)	57,708
Share of loss from investment in associates	8	2,057,135	746,424
Lease payments	12	(404,958)	(87,159)
Changes in working capital
Changes in trade and other receivables		(7,114,118)	(3,593,513)
Changes in prepaid expenses		(1,777)	75,827
Changes in accounts payable and accrued liabilities		6,896,882	(689,483)
Changes in contract liabilities		(22,000)	1,031,352
Changes in income tax receivable		(292,492)	(85,983)
Net cash used in operating activities		(15,292,958)	(16,070,723)

Cash flows from investing activities
Cash paid for acquisitions	5	(10,500,000)	(6,116,972)
Business acquisitions, net of cash acquired	5	281,125	(9,051,864)
Proceeds from disposal of investment	7	680,000	-
Deferred payment liability	5, 22	(659,832)	(11,965,500)
Proceeds from disposal of intangible assets	10	204,764	1,113,799
Investment in associate	8	(2,169,750)	-
Acquisition of property and equipment	9	(7,259)	(139,294)
Acquisition of intangibles	10	-	(64,940)
Net cash used in investing activities		(12,170,952)	(26,224,771)

Cash flows from financing activities
Proceeds from the issuance of shares for the Offering, net of transaction costs
Proceeds from the issuance of shares for subcription receipts, net of transaction costs
Proceeds from convertible debenture, net of transaction costs	15	-	9,345,004
Proceeds from long-term debt, net of tansaction costs	14	26,000	18,354,050
Proceeds from exercise of warrants	18	2,728,015	382,418
Proceeds from exercise of options	18	228,536	21,837
Net cash provided by financing activities		18,591,807	51,304,311

Foreign exchange effect on cash		(15,796)	47,851
Net change in cash		(8,887,899)	9,056,668
Cash, beginning of year		13,211,722	4,155,054
Cash, end of year		$4,323,823	$13,211,722

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in the Policy 2.4 of the TSX Venture Exchange (the “TSXV”). The Company is publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol "EGLX". The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSXV. The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, these consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity). The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a busines

On August 30, 2019, following the closing of the Amalgamation, the Company completed a Plan of Arrangement (“POA”) with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the "Steel SPA"). The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business.

The Amalgamation, Acquisition, Arrangement, Steel SPA and Omnia SPA are collectively called the “Mergers and Acquisitions” in these consolidated financial statements. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement, Steel SPA and Omnia SPA see Note 5.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes 100+ gaming related websites and 1,000 YouTube channels. The Company’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

These consolidated financial statements for the year ended December 31, 2020 include the accounts and financial results of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

1.	Nature of operations (continued)

Approval of Financial Statements

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 22, 2021.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of presentation

The consolidated financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The consolidated financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method

Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation

Refer to Note 8 for the Company’s investment in associates. Enthusiast Gaming TSR Sweden AB was disposed of on December 30, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(i)	Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Enthusiast Gaming Holdings Inc., Aquilini GameCo Inc., Luminosity Gaming Inc., Enthusiast Gaming Properties Inc., Enthusiast Gaming Live Inc., Enthusiast Gaming Media Inc., Enthusiast Gaming Media Holdings Inc., Enthusiast Gaming Media II Holdings Inc., Hexagon Games Corp., Enthusiast Gaming (PG) Inc., and AIG eSports Canada Holdings Ltd. is Canadian dollars. The functional currency of Enthusiast Gaming Inc., Omnia Media Inc., Enthusiast Gaming Media (US) Inc., Enthusiast Gaming (TSR) Inc., Enthusiast Gaming Media III Holdings Inc., Luminosity Gaming (USA) LLC, GameCo eSports USA Inc., and AIG eSports USA Intermediate Holdings, LLC (US). is United States dollars. The functional currency of Steel Media Limited is the UK pound sterling.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive loss included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statements of loss and comprehensive loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

(ii)	Revenue

Media and content revenue

The Company generates media and content revenues primarily by delivering performance and brand advertising. Performance advertising creates and delivers relevant advertisements that users will click, leading to direct engagement with advertisers. Brand advertising enhances users’ awareness of and affinity with advertisers products and services, through videos, text, images, and other advertisements that run across various devices. Revenue from digital advertising is recognized when the user clicks on the advertisement or when the user views the advertisement for a specified period of time or based on cost-per-impression, which is based on the number of times an advertisement is displayed.

Brand advertising revenue is also earned from talent management and representation. Within brand advertising revenue, the Company generates revenue through programs and promotions directly with advertisers on behalf of the talent it represents, by arranging for product placement, presentation, or additional advertisement of brands embedded directly within or around the video content that is produced by the represented talent. This brand advertising revenue is recognized over time, using an output method, upon fulfillment of contractual campaigns based on the number of advertising units utilized.

Subscription revenue

The Company generates recurring subscription revenue from subscriptions to The Sims Resource (“TSR”), Escapist and Siliconera websites. Revenue is recognized ratably over the contractual subscription term as control of the goods or services is transferred to the customer, beginning on the date that the subscription is made available to the customer.

Entertainment revenue

The Company generates revenue through ticket sales and sponsorships during its exhibition events. The exhibition events are short in duration ranging from three to four days. The Company records revenue from ticket sales and sponsorships once the event is held and the performance obligation is met.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(ii)	Revenue (continued) eSports revenue

The Company earns prize revenue from its winnings from various esports tournaments and competitions that the Luminosity Gaming teams enter into. Revenue is recognized once the competition ends.

The Company earns league fees from the Luminosity Gaming teams being participants in certain various esports leagues. These fees are recognized when the league ends.

The Company earns buyout revenue from fees charged to competing esports teams for the buyout of contracted players that compete for the various Luminosity Gaming teams. The revenue is recognized when the transfer of the contracts is completed.

The Company earns revenue on physical and digital merchandise that it sells through its website and video games. Revenue is recognized when the products are shipped or digital products have been redeemed.

The Company earns revenue by providing a series of esports management services, see Note 23. Revenue is recognized as the services are provided.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

(iii)	Contract liabilities

Contract liabilities represents the portion of goods or services to be transferred to the customer for the contractual subscription term remaining as at the year-end date and amounts received in advance of live entertainment events to be held.

(iv)	Investment in associate

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investment in associate using the equity method.

Under the equity method, the Company’s investment in associate is initially recognized at cost, including transaction costs, and subsequently increased or decreased to recognize the Company’s share of net earnings or losses of the associate after any adjustments necessary to give effect to uniform accounting policies and for impairment losses after the initial recognition date. The Company’s share of earnings or losses of the associate are recognized in net loss during the year. Unrealized gains and losses on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.

The Company assesses if there are any indicators of impairment of the carrying amount of the investment on an annual basis during the fourth quarter. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the external environment in which the associate operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(v)	Share-based payments

The Company has a stock option plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. For employees and those performing employee like services, the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. For non-employees, the fair value of each tranche is measured based on the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case, the Company measures their value based on the fair value of the equity instruments granted. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

If and when stock options are exercised, consideration received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital.

(vi)	Income taxes and deferred taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax basis. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

(vii)	Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated at 20% of the declining balance for furniture and fixtures, 30% of the declining balance for computer equipment, 20% of the declining balance for production equipment and over the term of the lease for leasehold improvements. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted, if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(viii)	Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Website	2 years
Sponsorship relations	2 years
Application and technology development	2 years
Digital content	2 years
Talent contracts	3 years
Subscriber relationships	10 years
Multi-channel	10 years
Player contracts	Over the term of the contract including renewal options
Domain name	Indefinite life
Brand name	Indefinite life
Talent management brand	Indefinite life
Owned and operated content brand	Indefinite life

Amortization expense is included in the consolidated statements of loss and comprehensive loss.

The estimated useful life and amortization method are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below in Note 3(x).

(ix)	Goodwill

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Company’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses.

(x)	Impairment testing of goodwill, other intangible assets and property and equipment

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company has five cash-generating units (CGUs) and goodwill is tested for impairment at least annually. Intangible assets that have indefinite useful lives are also tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the CGU and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount factors have been determined for the CGU and reflect its risk profile as assessed by management.

Impairment losses for the CGU reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value in use and zero.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent of the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, trade and other receivables and loans receivable.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income is calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets mandatorily measured at fair value through profit or loss.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different basis. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets designated at fair value through profit or loss are comprised of investments.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xii)	Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(xiii)	Cash

Cash comprises of cash held with financial institutions and cash held in trust.

(xiv)	Warrants

All warrants issued under a unit financing arrangement are valued on the date of grant using the Black-Scholes pricing model, net of related issuance costs.

If and when warrants are exercised, consideration received is credited to share capital and the fair value attributed to these warrants is transferred from warrant reserve to share capital. Expired warrants are removed from warrant reserve and credited directly to retained earnings or deficit.

(xv)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2020 and 2019, potentially dilutive common shares issuable upon the exercise of the conversion option related to convertible debentures, warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

(xvi)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value of the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustment to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xvii)	Leases

The Company has adopted IFRS 16, Leases (“IFRS 16”) as of January 1, 2019 which replaced IAS 17, Leases. IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model, requiring lessees to recognize right-of-use assets and lease liabilities for all major leases.

The Company assesses, at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-to-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(xviii)	Accounting standards implemented

IFRS 3, Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board in December 2018. The amendments clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments were effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 with earlier application permitted. Effective January 1, 2020, the Company adopted the amendments to IFRS 3.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, right-of-use asset and lease contract liability, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties

(a)	Goodwill impairment testing and recoverability of assets

The Company has five CGUs and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. In determining the estimated recoverable amounts, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties (continued)

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Right-of-use assets and lease contract liability

The Company has applied judgement to determine the incremental borrowing rate and the lease term for some lease contracts in which it is a lessee that include renewal options, which significantly affects the amount of lease contract liability and right-of-use assets recognized.

(g)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(h)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management used the valuation techniques and inputs outlined in Note 7 using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(i)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at year-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at year-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions

(i)	Acquisition Transaction

As described in Note 1, on August 27, 2019, GameCo completed the Acquisition of Luminosity. Luminosity is a professional esports gaming company that operates various professional gaming teams competing under the Luminosity team name. Following the Acquisition GameCo controls Luminosity and for accounting purposes GameCo is deemed the acquirer. The Acquisition is accounted for in accordance with IFRS 3 as the operations of Luminosity constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Luminosity’s identifiable net assets acquired are recognized at their fair value.

The Acquisition was completed in accordance with the SPA, pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Company settled the promissory note during the year ended December 31, 2019.

The Acquisition has been accounted for at the fair value of the consideration provided to the Luminosity shareholder, consisting of cash, common shares, the promissory note, and the deemed settlement of the amounts due from Luminosity to GameCo. In accordance with the SPA, the number of common shares issuable as part of the consideration shall be reduced by the quotient obtained by dividing a) the working capital of Luminosity less $400,000 by b) $2.40. The estimated value of the consideration to be reduced is represented by the estimated value of shares to be returned to treasury as noted below.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and considered paid, at the date of acquisition:

Fair Values
Fair value of identifiable net assets
Cash	$521
Trade and other receivables	123,241
Intangible assets	10,744,000
Goodwill	6,003,150
Accounts payable and accrued liabilities	(604,736)
Deferred tax liability	(2,634,496)
$13,631,680

Purchase Price
Consideration:
Cash	$1,500,000
Promissory note	2,000,000
Fair value of 7,500,000 common shares issued at $3.60 per share (a)	27,000,000
Settlement of advances to Luminosity	1,691,528
Estimated value shares to be returned to treasury	(3,858,756)
28,332,772
Day 2 goodwill impairment	(14,701,092)
$13,631,680

a.	The fair value per share was measured to be $3.60 based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(i)	Acquisition Transaction (Continued)

The net assets recognized in the consolidated financial statements for the Acquisition was based on an assessment of their fair value at the acquisition date. The net assets on acquisition totaled $13,631,680, therefore, the day 2 goodwill impairment was $14,701,092. There have been no significant challenges relating to the Luminosity integration, nor indications of material negative changes in the business of Luminosity since the closing of the Acquisition. However, the discounted present value of supportable future cash flows did not support the goodwill amounts generated. The consideration for the Acquisition was substantially comprised of common shares, which were measured to be $3.60 per share based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15).

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes.

(ii)	Reverse Takeover Transaction

As described in Note 1, on August 30, 2019, J55 completed the Amalgamation with GameCo. Immediately prior to the Amalgamation, J55 consolidated its outstanding share capital on a 1:1.25 basis. The share capital consolidation has been applied retrospectively for all periods presented. Upon closing of the Amalgamation, all outstanding common shares, warrants and options of GameCo were exchanged for common shares, warrants and options of the Company on a 1:1 basis.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree.

The Amalgamation was accounted for in accordance with IFRS 2, Share-based Payments. The Amalgamation is considered to be a reverse takeover of J55 by GameCo. A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a share-based payment transaction, rather than a business combination. The transaction is equivalent to the issuance of equity instruments (shares, stock options, and warrants) by GameCo for the net assets and eventual public listing status of the non-operating company, J55. The share capital, reserves and deficit of J55 is eliminated on the reverser takeover transaction date with the difference between the fair value of identifiable net assets acquired and consideration being recorded as listing expense in the consolidated statement of loss and comprehensive loss. There were acquiree stock options and warrants that were exchanged for stock options and warrants held by the Company, and the market-based measure of the replacement options was allocated between the consideration and post-combination service.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and considered paid, at the date of acquisition:

Fair Values
Fair value of identifiable net assets
Cash	$867,101
Accounts payable and accrued liabilities	(177,269)
$689,832

Purchase Price
Consideration:
Fair value of 1,900,000 common shares issued at $3.60 per share (a)	$6,840,000
Fair value of 190,000 options issued, recorded in contributed surplus (b)	587,563
Fair value of 40,000 warrants issued, recorded in warrant reserve (c)	91,640
$7,519,203

Listing expense	$6,829,371

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(ii)	Reverse Takeover Transaction (continued)

a.	The fair value per share was measured to be $3.60 based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15).

b.	The fair value of 190,000 replacement options issued to J55 option holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.60; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 138%; Risk-free interest rate 1.17%; and Expected life of 9.29 years. The fair value of 190,000 original options issued to J55 option holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.15; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 138%; Risk-free interest rate 1.17%; and Expected life of 9.29 years. Of the total fair value attributable to the replacement options of $672,396, $587,563 is attributable to the consideration and $84,833 is attributable to post combination service will be recognized over the remaining vesting period.

c.	The fair value of 40,000 replacement warrants issued to J55 warrant holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.60; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 95%; Risk-free interest rate 1.41%; and Expected life of 1.29 years. The fair value of 40,000 original warrants issued to J55 warrant holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.15; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 95%; Risk-free interest rate 1.41%; and Expected life of 1.29 years. Of the total fair value attributable to the replacement warrants of $108,800, $91,640 is attributable to the consideration and $17,160 is attributable to post combination service which is recognized in share-based payment expense in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2019.

(iii)	Plan of Arrangement

As described in Note 1, on August 30, 2019, following the closing of the Amalgamation, the Company completed the Arrangement with Enthusiast Properties. Enthusiast Properties principal business activity is owning and operating an online network of websites devoted to video gaming as well as hosting Canada’s largest video-gaming expo, EGLX. Between its online digital media properties, its network of partner websites, and video-gaming expo, Enthusiast engages video gaming enthusiasts online worldwide. Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties’ common share outstanding. All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same.

Following the Acquisition, the Company controls Enthusiast Properties and for accounting purposes the Company is deemed the acquirer. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Enthusiast Properties’ identifiable net assets acquired are recognized at their fair value.

The Arrangement has been accounted for at the fair value of the consideration provided to the Enthusiast Properties shareholders, consisting of common shares, stock options, warrants and the deemed settlement of the amounts due from Enthusiast Properties to the Company. As the Enthusiast Properties stock options and warrants to purchase common shares granted prior to the Arrangement remain exercisable after the completion of the Arrangement, the fair value of the stock options and warrants of the Arrangement are included as part of the consideration transferred. There were acquiree stock options and warrants that were exchanged for stock options and warrants held by the Company, and the market-based measure of the replacement options was allocated between the consideration and post-combination service.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(iii)	Plan of Arrangement (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and considered paid, at the date of acquisition:

Fair Values
Fair value of identifiable net assets
Cash	$1,210,533
Investments	806,131
Trade and other receivables	2,362,507
Loans receivable	203,559
Prepaid expenses	330,250
Property and equipment	161,678
Right-of-use asset - lease contract	397,702
Long-term investments	2,598,108
Intangible assets	50,190,000
Goodwill	75,365,639
Accounts payable and accrued liabilities	(6,194,487)
Deferred payment liability	(11,965,500)
Lease contract liability	(399,617)
Convertible debentures	(6,761,663)
Deferred tax liability	(10,411,850)
$97,892,990

Purchase Price
Consideration:
Fair value of 27,607,076 common shares issued at $3.60 per share (a)	$99,385,524
Fair value of 2,358,289 option issued, recorded in contributed surplus (b)	5,901,048
Fair value of 7,480,053 warrants issued, recorded in warrant reserve (c)	13,052,190
Settlement of advances to Enthusiast Properties	11,023,554
$129,362,316
Day 2 goodwill impairment	(31,469,326)
$97,892,990

a.	The fair value per share was measured to be $3.60 based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15).

b.	The fair value of 2,358,289 replacement options issued to Enthusiast Properties option holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.60; Exercise price - $0.79; Dividend Yield - Nil; Expected volatility – 106%; Risk-free interest rate 1.30%; and Expected life of 2.94 years. The fair value of 2,358,289 original options issued to Enthusiast Properties option holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.13; Exercise price - $0.79; Dividend Yield - Nil; Expected volatility – 106%; Risk-free interest rate 1.30%; and Expected life of 2.94 years. Of the total fair value attributable to the replacement options of $7,694,468, $5,901,048 is attributable to the consideration and $1,793,420 is attributable to post combination service will be recognized over the remaining vesting period.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(iii)	Plan of Arrangement (continued)

c.	The fair value of 7,480,053 replacement warrants issued to Enthusiast Properties warrant holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.60; Exercise price - $2.04; Dividend Yield - Nil; Expected volatility – 94%; Risk-free interest rate 1.14%; and Expected life of 0.93 years. The fair value of 7,480,053 original warrants issued to Enthusiast Properties warrant holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.13; Exercise price - $2.04; Dividend Yield - Nil; Expected volatility – 94%; Risk-free interest rate 1.14%; and Expected life of 0.93 years. Of the total fair value attributable to the replacement warrants of $16,062,360, $13,052,190 is attributable to the consideration and $3,010,170 is attributable to post combination service which is recognized in share-based payment expense in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2019.

Goodwill and intangibles include the fair value assigned to Enthusiast Properties’ April 2019 acquisition of 100% of the assets of TSR from Generatorhallen AB and IBIBI HB (the “Vendors”). The deferred payment liability of $11,965,500 related to this acquisition which was paid by Enthusiast Properties subsequent to August 30, 2019. TSR is identified as a separate CGU within Enthusiast Properties (Note 11).

The net assets recognized in the consolidated financial statements for the Arrangement was based on an assessment of their fair value at the acquisition date. The net assets on acquisition totaled $97,892,990, therefore, the day 2 goodwill impairment was $31,469,326. The Company recorded impairment on goodwill immediately after the acquisition for the Enthusiast Properties’ CGU. There have been no significant challenges relating to the Enthusiast Properties’ integration, nor indications of material negative changes in the business of Enthusiast Properties’ since the closing of the Arrangement. However, the discounted present value of supportable future cash flows did not support the goodwill amounts generated. The consideration for the Arrangement was substantially comprised of common shares, which were measured to be $3.60 per share based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15).

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes for Enthusiast Properties. Goodwill is expected to be deductible for tax purposes for TSR.

(iv)	Steel SPA

As described in Note 1, on October 3, 2019, the Company completed the acquisition of Steel Media. Steel Media is a leading mobile gaming and live events company. Pursuant to the Steel SPA the Company acquired all of the outstanding common shares of Steel Media in exchange for (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media.

Following the Acquisition, the Company controls Steel Media and for accounting purposes the Company is deemed the acquirer. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Steel Media’s identifiable net assets acquired are recognized at their fair value.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(iv)	Steel SPA (continued)

The Arrangement has been accounted for at the fair value of the consideration provided to the Steel Media, consisting of cash, common shares and deferred payment liability. The Company’s liability for the additional compensation to the former shareholders of Steel Media is carried at fair value. Management uses current and historical operational results, estimates and probabilities of future earnings and discounted cash flows to estimate the earn-out payment.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and considered paid, at the date of acquisition:

Fair Values
Fair value of identifiable net assets
Cash	$1,585,063
Trade and other receivables	616,828
Prepaid expenses	173,731
Property and equipment	20,928
Right-of-use asset - lease contract	14,083
Intangible assets	2,507,373
Goodwill	1,890,627
Accounts payable and accrued liabilities	(746,626)
Contract liabilities	(266,780)
Income tax payable	(88,398)
Lease contract liability	(14,083)
Deferred tax liability	(431,788)
$5,260,958

Purchase Price
Consideration:
Cash	$2,616,972
Fair value of 304,147 common shares issued at $2.14 per share (a)	650,875
Deferred payment liability (b)	1,993,111
$5,260,958

a.	The fair value per share was measured to be $2.14 based on the closing price of the Company’s shares on the TSX on the share issuance date.

b.	The fair value of the deferred payment liability is the present value of the estimated amounts payable to the former shareholders of Steel Media.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes.

(v)	Omnia SPA

As described in Note 1, on August 30, 2020, the Company completed the acquisition of Omnia from Blue Ant. Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content. Pursuant to the terms of the Omnia SPA, the Company acquired all of the outstanding common shares of Omnia from Blue Ant in exchange for (i) a cash payment of $11,000,000, subject to a $500,000 working capital adjustment and holdbacks of which $10,500,000 was paid on the acquisition date, (ii) the issuance of 18,250,000 common shares (the “Share Consideration”) of the Company, which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan (“VTB loan”) with a face value of $5,750,000, which bears interest at 9% per annum, compounded annually, and matures 36 months after the acquisition date.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(v)	Omnia SPA (continued)

Following the acquisition, the Company controls Omnia and for accounting purposes the Company is deemed the acquirer. The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Omnia’s identifiable net assets acquired are recognized at their fair value.

The Company appointed Robb Chase, chief financial officer of Blue Ant, to serve on its Board of Directors pursuant to a nomination rights agreement entered into in connection with the acquisition. The nomination rights agreement entitles Blue Ant to nominate a director to the Board of Directors of the Company until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding common shares.

The Omnia SPA has been accounted for at the fair value of the consideration provided to Blue Ant, consisting of cash, common shares and the VTB loan.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and considered paid, at the date of acquisition.

Fair Values
Fair value of identifiable net assets
Cash	$281,125
Trade and other receivables	8,738,169
Prepaid expenses	305,435
Property and equipment	183,086
Right-of-use asset - lease contract	2,392,984
Intangible assets	25,619,000
Goodwill	22,921,670
Accounts payable and accrued liabilities	(9,278,674)
Current portion of lease contract liability	(298,434)
Long-term lease contract liability	(2,099,651)
Deferred tax liability	(2,763,914)
$46,000,796

Purchase Price
Consideration:
Cash (a)	$10,530,888
Fair value of 18,250,000 common shares issued at $1.65 per share (b)	30,112,500
Vendor-take-back loan (c)	5,357,408
$46,000,796

a)	Cash consists of the $10,500,000 paid on the acquisition date and the estimated working capital payment of $30,888.

b)	The fair value per share was measured to be $1.65 based on the closing price of the Company’s shares on the TSX on the date of closing.

c)	The VTB loan has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023. The VTB loan was included in the Omnia total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

The Company incurred transaction costs of $1,882,081 (December 31, 2019 - $3,154,313) on these Mergers and Acquisitions which is included in the consolidated statement of net loss and comprehensive loss.

Since the date of acquisition of Luminosity, revenue of $575,835 and a net loss of $1,396,682 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2019. Since the date of acquisition of Enthusiast Properties, revenue of $9,124,342 and a net loss of $3,704,241 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2019. Since the date of acquisition of Steel Media, revenue of $371,209 and a net loss of $298,601 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2019. If the Luminosity, Enthusiast Properties and Steel Media acquisitions had occurred on January 1, 2019 pro-forma revenue and net loss would have been $24,403,305 and $90,358,685 respectively for the year ended December 31, 2019.

Since the date of acquisition of Omnia, revenue of $40,966,601 and a net income of $528,664 have been included in the consolidated statement of loss and comprehensive loss relating to Omnia during the year ended December 31, 2020. If the Omnia acquisition had occurred on January 1, 2020 pro-forma revenue and net loss would have been $127,805,084 and $27,367,853 respectively for year ended December 31, 2020.

6.	Trade and other receivables

Trade and other receivables consist of the following:

	December 31, 2020	December 31, 2019

Trade receivables (Note 23, 25)	$18,583,585	$5,516,016
HST receivables	303,739	853,981
Other receivables (Note 23)	3,604,738	689,010
Expected credit loss provision (Note 25)	(67,466)	(357,920)
	$22,424,596	$6,701,087

7.	Investments

(i)	Waveform Entertainment Inc.

In April 2019, Enthusiast Properties, through a wholly-owned subsidiary, signed a definitive agreement to purchase 20% of the issued and outstanding shares (“Purchased Shares”) in Waveform Entertainment Inc. (“Waveform”) for an aggregate consideration of $1,680,000 (the “Subscription Price”). Waveform is a leading esports broadcast and production company specializing in the organization of premium esports tournaments world-wide.

The Purchased Shares were to be purchased pursuant to the terms of a share subscription agreement, among Waveform and a wholly owned subsidiary of Enthusiast Properties created for the purpose of the transaction. Pursuant to the share subscription agreement, Enthusiast Properties agreed to purchase the Purchased Shares in three tranches: (i) on April 4, 2019, Enthusiast Properties purchased 8.1% of the Purchased Shares for a portion of the Subscription Price, being $680,000; (ii) on or before (as decided by Enthusiast Properties) October 4, 2019, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000; and (iii) on or before (as decided by Enthusiast Properties) June 3, 2020, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000.

The Company has recognized the investment in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

In April 2019, $680,000 had been paid to Waveform. On December 31, 2019, the Company and Waveform entered into a Share Repurchase Agreement in which Waveform agreed to repurchase the shares acquired by the Company for $680,000. As a result, a deferred payment liability has not been recorded for the additional $1,000,000 to be paid as it was not the Company’s intention to make these payments. The $680,000 balance paid is included in investments in the consolidated statement of financial position as at December 31, 2019. On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement and no longer holds an investment in Waveform.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

7.	Investments (continued)

(ii)	Addicting Games Inc.

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1,500,000 by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30,000,000 by the aggregate number of outstanding common shares, warrants and options.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a riskadjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The valuation of the investment included the following inputs for a liquidity event:

	December 31, 2020	December 31, 2019

Liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.51 years	0.78 years
Initial stock price	USD $15	USD $15
Volatility	131.10%	180.00%
Risk free interest rate	0.09%	1.59%
Credit spread	317 bps	650 bps
Risk adjusted rate	3.26%	8.09%
Discount for lack of marketability (“DLOM”)	21.00%	36.00%
Synthetic credit rating	B+	B-

The valuation of the investment included the following inputs for a ‘no’ liquidity event:

	December 31, 2020	December 31, 2019

‘No’ liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	1.27 years	2.28 years
Initial stock price	USD $15	USD $15
Volatility	144.70%	127.00%
Risk free interest rate	0.11%	1.58%
Credit spread	346 bps	677 bps
Risk adjusted rate	3.57%	8.35%
DLOM	21.00%	36.00%
Synthetic credit rating	B+	B-

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

7.	Investments (continued)

(ii)	Addicting Games Inc. (Continued)

During the year ended December 31, 2020, the expected liquidity event date was estimated to be July 5, 2021, it was previously estimated to be October 10, 2020.

As at December 31, 2020, the debt portion has been valued at $1,948,950 (December 31, 2019 - $1,795,962) and the derivative portion has been valued at $657,150 (December 31, 2019 - $684,443). The fair value of the investment of $2,606,100 (December 31, 2019 - $2,480,405) is included in long-term investments. The gain from the change in the fair value of the investment during the year in the amount of $183,951 (December 31, 2019 loss of $57,708) is included in the consolidated statement of loss and comprehensive loss. The loss from the change in foreign exchange movements during the year of $58,256 (December 31, 2019 $59,995) is included in the foreign currency translation adjustment in the consolidated statement of loss and comprehensive loss.

Investments consist of the following:

	December 31, 2020	December 31, 2019

Waveform Entertainment Inc.	$-	$680,000
Addicting Games Inc.	2,606,100	2,480,405
Guaranteed investment certificates	124,998	124,865
Total investments	2,731,098	3,285,270
Current portion of investments	124,998	804,865
Long-term portion of investments	$2,606,100	$2,480,405

8.	Investment in associates

On August 30, 2019, pursuant to an investment agreement between GameCo and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2018	$-	$-	$-
Contributions - cash	1,246,125	414,594	1,660,719
Share of net loss from investment in associate	(742,160)	(4,264)	(746,424)
Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions - cash	1,752,312	417,438	2,169,750
Share of net loss from investment in associate	(1,590,286)	(466,849)	(2,057,135)
Balance, December 31, 2020	$665,991	$360,919	$1,026,910

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

9.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-
Mergers and Acquisitions (Note 5)	34,340	111,976	36,289	-	182,605
Additions	86,418	4,648	49,451	-	140,517
Effect of movement in exchange rates	(1,028)	(1,484)	(1,355)	-	(3,867)
Balance, December 31, 2019	$119,730	$115,140	$84,385	$-	$319,255
Mergers and Acquisitions (Note 5)	61,585	70,026	4,224	47,251	183,086
Additions	4,871	2,388	-	-	7,259
Effect of movement in exchange rates	(3,092)	(3,677)	(1,402)	(1,317)	(9,488)
Balance, December 31, 2020	$183,094	$183,877	$87,207	$45,934	$500,112

Accumulated depreciation
Balance, December 31, 2018	$-	$-	$-	$-	$-
Depreciation	5,526	12,417	3,259	-	21,202
Effect of movement in exchange rates	(42)	(186)	(31)	-	(259)
Balance, December 31, 2019	$5,484	$12,231	$3,228	$-	$20,943
Depreciation	29,442	69,126	22,237	8,020	128,825
Effect of movement in exchange rates	(841)	(2,509)	(907)	(249)	(4,506)
Balance, December 31, 2020	$34,085	$78,848	$24,558	$7,771	$145,262

Net book value
Balance, December 31, 2019	$114,246	$102,909	$81,157	$-	$298,312
Balance, December 31, 2020	$149,009	$105,029	$62,649	$38,163	$354,850

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

10.	Intangible assets

	Domain name	Application and technology development and website content	Brand name	Subscriber and sponsorship relationships	Player contracts	Multi channel network license	Talent management and owned and operated content brand	Talent contracts and digital content	Total

Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-	$-	$-	$-
Mergers and Acquisitions (Note 5)	40,930,000	3,187,164	8,602,563	6,832,646	3,889,000	-	-	-	63,441,373
Additions	-	65,895	-	-	-	-	-	-	65,895
Disposals	-	-	-	-	(987,100)	-	-	-	(987,100)
Effect of movement in foreign exchange rates	-	(955)	-	-	-	-	-	-	(955)
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$—	$—	$—	$62,519,213
Mergers and Acquisitions (Note 5)	-	-	-	-	-	10,749,000	9,363,000	5,507,000	25,619,000
Additions	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	(2,590,700)	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,182)	-	-	-	-	-	-	(1,182)
Balance, December 31, 2020	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$85,546,331

Accumulated amortization
Balance, December 31, 2018	$—	$—	$—	$—	$—	$—	$—	$—	$—
Amortization	-	395,976	-	239,200	2,188,500	-	-	-	2,823,676
Disposals	-	-	-	-	(321,700)	-	-	-	(321,700)
Effect of movement in foreign exchange rates	-	(83)	-	-	-	-	-	-	(83)
Balance, December 31, 2019	$—	$395,893	$—	$239,200	$1,866,800	$—	$—	$—	$2,501,893
Amortization	-	1,627,117	-	716,300	1,035,100	365,200	-	787,100	4,530,817
Disposals	-	-	-	-	(2,590,700)	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,686)	-	-	-	-	-	-	(1,686)
Balance, December 31, 2020	$—	$2,021,324	$—	$955,500	$311,200	$365,200	$—	$787,100	$4,440,324

Net book value
Balance, December 31, 2019	$40,930,000	$2,856,211	$8,602,563	$6,593,446	$1,035,100	$-	$-	$-	$60,017,320
Balance, December 31, 2020	$40,930,000	$1,229,598	$8,602,563	$5,877,146	$—	$10,383,800	$9,363,000	$4,719,900	$81,106,007

During the year ended December 31, 2020, the Company entered into a (December 31, 2019 three) buyout agreement relating to a player contract for gross proceeds of $204,764 (December 31, 2019 - $1,113,799). The net book value on the date of termination of the player contract was $Nil (December 31, 2019 - $665,400) resulting in a gain on disposal of intangible assets of $204,764 (December 31, 2019 - $448,399). The gain on disposal is included in revenue in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2020, the Company recorded disposals of $2,389,000 of player contract cost and accumulated amortization for players no longer on the Company’s active roster.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

11.	Goodwill

The following comprises the balance of goodwill by CGU, goodwill arose through the Mergers and Acquisitions (Note 5). In April 2019 Enthusiast Properties acquired 100% of the assets of TSR from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU within Enthusiast Properties.

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Total

Balance, December 31, 2018	$-	$-	$-	$-	-	$-
Mergers and Acquisitions (Note 5)	54,467,041	20,898,598	6,003,150	1,890,627	-	83,259,416
Balance, December 31, 2019	54,467,041	20,898,598	6,003,150	1,890,627	—	83,259,416
Mergers and Acquisitions (Note 5)	-	-	-	-	22,921,670	22,921,670
Balance, December 31, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	22,921,670	$106,181,086

The Company performed its annual impairment tests at December 31, 2020 and determined that no impairment charge was necessary. The Company chose the value-in-use approach as the primary valuation approach to determine the value of Enthusiast Properties, TSR, Luminosity, Steel Media and Omnia CGUs. The recoverable amount of the Company’s CGUs was estimated based on an assessment of their value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management and the Board of Directors, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

The Company has made certain assumptions in determining the expected future cash flows based on budgets approved by management and include management’s best estimate of expected market conditions. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

The following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value in use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia

Average revenue growth rates	38.6%	24.2%	71.4%	40.8%	20.0%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	15.6%	19.0%	12.0%	18.0%	22.5%

The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGU.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

12.	Right-of-use asset and lease liability

The Company’s leased assets only include office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using an incremental borrowing rate of 4.20% to 5.00%.

Right-of-use asset	Amount

Balance, January 1, 2019	$-
Building lease additions - cost	410,734
Building lease additions - cost, mergers and acquisitions (Note 5)	411,785
Depreciation	(89,106)
Balance, December 31, 2019	$733,413
Building lease additions - cost	162,226
Building lease additions - cost, mergers and acquisitions (Note 5)	2,392,984
Depreciation	(377,145)
Effect of movement in exchange rates	(63,078)
Balance, December 31, 2020	$2,848,400

Lease liability	Amount

Balance, January 1, 2019	$-
Building lease additions - finance cost	400,427
Building lease additions - finance cost, mergers and acquisitions (Note 5)	413,700
Payments	(87,159)
Interest cost	15,244
Balance, December 31, 2019	$742,212
Building lease additions - finance cost	162,226
Building lease additions - finance cost, mergers and acquisitions (Note 5)	2,398,085
Payments	(404,958)
Interest cost	56,720
Effect of movement in exchange rates	(67,619)
Balance, December 31, 2020	2,886,666
Current portion of contract lease liability	578,330
Long-term portion of contract lease liability	$2,308,336

Note 25 provides a maturity analysis showing undiscounted lease payments to be made as at the statement of financial position date. Variable lease payments during the year ended December 31, 2020, which are not included in lease liability, were $169,587 (December 31, 2019 - $71,051). The total cash outflow for leases during the year ended December 31, 2020 were $574,545 (December 31, 2019 - $158,210).

13.	Accounts payable and accrued liabilities

	December 31, 2020	December 31, 2019

Accounts payable	$19,826,473	$5,938,057
Accrued liabilities	3,776,074	1,485,339
	$23,602,547	$7,423,396

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

14.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20,000,000 (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20,000,000 and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the Arrangement Agreement. The Facility is secured by the Company’s assets.

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee in an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the Arrangement.

The Company received the Initial Advance and Further Advance during the year ended December 31, 2019. The Company paid the Lender a $1,200,000 administrative fee in relation to the Initial Advance and Further Advance. The Company also incurred advisory fees of $400,000 in relation to the establishment of the Facility and additional fees of $45,950. The transaction costs of $1,645,950 have been netted against the proceeds received. The Facility is amortized at an effective interest rate of 11.17% on the Initial Advance and 13.53% following the Further Advance.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the expiry Term to September 6, 2022 and commencing in August 2021 monthly principal repayments in the amount of $250,000 per month are payable every month until maturity, the remaining outstanding principal amount will be repaid on September 6, 2022. The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which has been netted against the long-term debt balance.

On November 27, 2020 the Company entered into an amending and restated facility agreement (the “Amended and Restated Facility”). The Amended and Restated Facility increased the total size of the loan and allows for three loans, Facility A, B and C. Facility A and B are revolving loans up to $10,000,000 each. Facility C is a term loan in the amount of $10,000,000. Facility A and B are limited to an aggregate principal amount of $14,000,000. The maximum amount of Facility A is based on the aggregate of 85% eligible accounts receivable less the amount of Facility A then outstanding and less amounts payable and reserves for material subsidiaries. The Company incurred transaction cost of $17,500 in connection with the Amended and Restated Facility which has been netted against the long-term debt balance and is included in accounts payable and accrued liabilities as at December 31, 2020.

As terms of the amended facilities were not substantially different from the terms of the Facility, the amendments were determined to be a modification of debt in accordance with IFRS 9, Financial Instruments. A loss on modification of long-term debt in the amount of $814,899 and $325,421 was recognized in the consolidated statement of loss and comprehensive loss the during the year ended December 31, 2020 related to the August 30, 2020 and November 27, 2020 amendments respectively.

The Amended and Restated Facility is amortized at an effective interest rate of 7.29% following the transaction costs and loss on modification of debt recognized pursuant to the amendments.

The Amended and Restated Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

14.	Long-term debt (continued)

On December 31, 2020 the Company was advanced $75,333 and $150,667 on Facility A and B respectively for a total advance of $226,000. As at December 31, 2020 the total principal balances of Facility A, B and C are $9,972,104, $2,856,578 and $10,000,000 respectively for a total principal balance of $22,828,682. Subsequent to December 31, 2020, the Company received further advances of $944,787 and repaid $13,773,470 of the principal balance (Note 28).

During the year ended December 31, 2020, the Company recognized $1,725,684 (December 31, 2019 - $761,024) of interest expense, $830,470 (December 31, 2019 - $341,667) of success fee expense and $567,006 (December 31, 2019 - $234,480) of accretion expense which are included in interest and accretion in the consolidated statement of loss and comprehensive loss.

The following table shows the movement of the long-term debt balance during the year:

Amount
Balance, December 31, 2018	$-
Initial advance	3,000,000
Further advance	17,000,000
Transaction cost	(1,645,950)
Capitalized interest	761,024
Capitalized success fee	341,667
Accretion	234,479
Balance, December 31, 2019	$19,691,220
Capitalized interest	1,016,577
Capitalized success fee	478,333
Advance	226,000
Loss on modification of long-term debt	1,140,320
Transaction cost	(217,500)
Accretion	567,006
Balance, December 31, 2020	22,901,956
Current portion of long-term debt	1,250,000
Long-term debt	$21,651,956

The following summarizes principal payments due on the long-term debt in each of the following fiscal years:

Principal payments
2021	$1,250,000
2022	21,578,682
Total	22,828,682

The Amended and Restated Facility agreement contains certain covenants that the Company must comply with including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $2,000,000. The Company was in compliance with these covenants during the year.

15.	Convertible debentures

(i)	June 19, 2019 Issuance

On June 19, 2019, the Company entered into a bought deal private placement agreement (the “Private Placement”) with a syndicate of underwriters (the “Underwriters”), whereby the Underwriters purchased for resale to substituted purchasers $10,000,000 of convertible debentures at par of the Company. The convertible debentures will have a maturity date of June 30, 2020 and will automatically convert into common shares of the Company at a price of $3.60 per common share upon closing of the Arrangement (Note 5). If the convertible debentures have not automatically converted by the maturity date, then the principal will be repayable on the maturity date as well as interest on the basis of 8.0% per annum. The Company paid agent fees of $600,000 and other costs of $54,996 in connection with the Private Placement, which have been netted against the proceeds.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

15.	Convertible debentures (continued)

(i)	June 19, 2019 Issuance (Continued)

Upon initial recognition, the convertible debentures were presented as a liability and the embedded conversion feature was presented as equity as the fixed-for-fixed criteria is met. The fair value of the convertible debentures (host debt) in the amount of $9,758,528 is measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The residual amount of $241,472 was allocated to equity (the conversion feature). The cash issuance costs of $654,996 was allocated to the convertible debenture. The Company assessed that the convertible debenture would convert into equity on August 30, 2019, the expected date of the closing of the Arrangement.

The convertible debentures are amortized at an effective interest rate of 47.82%. The Company recognized $896,468 in accretion expense during the year ended December 31, 2019 and the convertible debenture was fully accreted as at August 30, 2019.

The convertible debentures were converted into 2,777,777 common shares on August 30, 2019, the convertible debenture value of $10,000,000 and the equity portion of $241,472 was reclassified from convertible debentures and conversion option on convertible debentures respectively to share capital.

The following table shows the movement of the convertible debenture balance during the year:

	Convertible Debenture	Conversion feature on convertible debentures	Total
Balance, December 31, 2018	$-	$-	$-
Initial recognition at fair value	9,758,528	241,472	10,000,000
Transaction cost	(654,996)	-	(654,996)
Accretion	896,468	-	896,468
Conversion to equity (Note 18)	(10,000,000)	(241,472)	(10,241,472)
Balance, December 31, 2019 and 2020	$-	$-	$-

(ii)	November 8, 2018 Issuance

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000.

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction. If the brokers subscribe for the Debenture Units 89,640 warrants will be issued. The brokers did not subscribe for the Debenture Units and they expired unexercised on November 8, 2020.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

15.	Convertible debentures (continued)

(ii)	November 8, 2018 Issuance (continued)

The fair value of the convertible debentures on the date of the Arrangement was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the Arrangement as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%.

During the year ended December 31, 2020, the Company recognized $808,675 (December 31, 2019 - $270,740) of interest expense and $881,631 (December 31, 2019 - $254,157) of accretion expense which is included in interest and accretion in the consolidated statement of loss and comprehensive loss.

In December 2020, debenture holders converted $400,000 of convertible debentures into 136,649 common shares of the Company. Subsequent to December 31, 2020, all remaining convertible debentures were converted into common shares of the Company (Note 28).

The following tables shows the movement of the convertible debenture balance during the year:

Amount
Balance, December 31, 2018	$-
Mergers and Acquisitions (Note 5)	6,761,663
Accretion	254,157
Balance, December 31, 2019	$7,015,820
Conversion to equity	(400,000)
Loss on conversion of convertible debentures	49,002
Accretion	881,631
Balance, December 31, 2020	$7,546,453

16.	Deferred payment liability

The deferred payment liability arose on the Steel Media acquisition (Note 5) on October 3, 2019 and consists of the present value of the USD $1,000,000 cash payment to be paid on October 3, 2020 and the present value of the earn-out payment of USD $500,000 expected to be paid on based on the performance of Steel Media by April 15, 2022.

The expected earn-out payment is calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum earn-out payment will not exceed USD $500,000.

The cash payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The earn-out was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The cash payment and earn-out are amortized at an effective interest rate of 9.54% and 13.15% respectively.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

16.	Deferred payment liability (continued)

The following tables shows the movement of the cash payment and earn-out balances during the year:

	Cash payment	Earn-out	Total

Balance, December 31, 2018	$-	$-	$-
Initial fair value of deferred payment liability	1,211,818	470,625	1,682,443
Accretion	28,415	15,254	43,669
Effect of movement in exchange rates	(31,820)	(12,466)	(44,286)
Balance, December 31, 2019	$1,208,413	$473,413	$1,681,826
Accretion	92,767	68,097	160,864
Payment	(659,832)	-	(659,832)
Effect of movement in exchange rates	(4,748)	(12,386)	(17,134)
Balance, December 31, 2020	636,600	529,124	1,165,724
Current portion of deferred payment liability	636,600	-	636,600
Long-term portion of deferred payment liability	$-	$529,124	$529,124

Between October 16 and November 2, 2020, USD $500,000 of the cash payment liability was paid by the Company. Subsequent to December 31, 2020, the remaining cash payment liability of USD $500,000 was settled by the Company through the issuance of 429,354 common shares (Note 28).

17.	Vendor-take-back loan

The VTB loan arose on the Omnia acquisition (Note 5). The VTB loan has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023.

The VTB loan was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB loan is amortized at an effective interest rate of 11.03%.

During the year ended December 31, 2020, the Company recognized $190,381 (December 31, 2019 - $Nil) of interest expense and $11,461 (December 31, 2019 - $Nil) of accretion expense which is included in interest and accretion expense in the consolidated statement of loss and comprehensive loss.

The following tables shows the movement of the VTB loan during the year:

Amount

Balance, December 31, 2019	$-
Initial fair value of vendor-take-back loan (Note 5)	5,357,408
Interest	190,381
Accretion	11,461
Balance, December 31, 2020	$5,559,250

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

18.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions in 2019 as described in Note 5, the Company consolidated its share capital on a 1:8 basis on August 30, 2019. All references to share and per share amounts in the consolidated financial statement have been restated to reflect the share consolidation.

2020 share capital activity:

(i)	During the year ended December 31, 2020, the Company received proceeds of $2,728,015 from the exercise of 3,109,589 common share purchase warrants. The fair value assigned to these warrants of $7,907,396 was reclassified from warrant reserve to share capital.

(ii)	During the year ended December 31, 2020, the Company received proceeds of $228,536 from the exercise of 823,937 stock options. The fair value assigned to these options of $2,763,543 was reclassified from contributed surplus to share capital.

(iii)	On August 6, 2020, the Company completed an offering of 11,500,000 common shares at a price of $1.50 per common share for gross proceeds of $17,250,000. The Company incurred a 6% commission on the gross proceeds received from the offering and incurred cash share issuance of $1,640,744 relating to the offering.

(iv)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA (Note 5).

(v)	On July 21, 2020, 1,071,876 common shares were returned to treasury (Note 19).

(vi)	In December 2020, the Company issued 136,649 common shares from the conversion of convertible debentures (Note 15).

(vii)	On December 29, 2020, the Company issued 91,009 common shares for services performed by a consultant. The common shares issued were valued based on the fair value of services provided. The value assigned to the shares issued of $200,162 was recorded in share capital and consulting fee expense.

2019 share capital activity:

(i)	In March 2019, the Company issued an aggregate of 10,416,750 subscription receipts (each, a “Subscription Receipt”) at an issue price of $2.40 per Subscription Receipt for total gross proceeds of $25,000,200. The Subscription Receipts are governed by the terms and conditions of a Subscription Receipt Agreement dated March 20, 2019 between the Company, Canaccord Genuity Corp. (the “Agent”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). The Company incurred cash share issuance costs of $1,799,198 and initially recorded the net proceeds of $23,201,002 as shares to be issued. The Company also issued 151,251 common shares at a deemed price of $3.60 per share to the Agent on August 30, 2019 for services provided which are recorded in share capital and share issuance costs. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15) as these shares were issued near the issuance of the convertible debenture. On August 30, 2019, the Subscription Receipts were converted into common shares upon the closing of the Amalgamation and the net proceeds held by the Subscription Receipt Agent were released to the Company. The net proceeds were reallocated to share capital from shares to be issued following the conversion of the Subscription Receipts into common shares.

(ii)	On April 8, 2019 and March 21, 2019, the Company issued 24,609 and 23,542 common shares respectively at a deemed price of $2.40 per shares for services provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. The value assigned to the shares issued of $115,562 was recorded in share capital and advertising and promotion expense.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

18.	Share Capital (continued)

2019 share capital activity (continued):

(iii)	On April 15, 2019, the Company issued 520,833 common shares at a deemed price of $2.40 per share for services to be provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. These common shares are subject to a two-year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 30% six months after the closing of go-public transaction; (iii) 30% fifteen months after the closing of go-public transaction; and (iv) 30% twenty-four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $701,379 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense during the year ended December 31, 2019.

(iv)	On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per shares for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15) as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two-year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty-four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the common shares vest over the 24-month period the services are to be rendered the Company recorded the value assigned to the common shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. The Company recognized $184,230 (December 31, 2019 - $79,600) in advertising and promotion expense during the year ended December 31, 2020. As at December 31, 2020, the current portion and long-term portion of the prepaid expense is $104,630 (December 31, 2019 - $184,230) and $Nil (December 31, 2019 - $104,630) respectively.

(v)	On August 27, 2019, the Company issued 7,500,000 common shares in connection with the closing of the Acquisition (Note 5).

(vi)	On August 28, 2019, the Company issued 16,406 common shares at a deemed price of $3.60 per share for services provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15) as these shares were issued near the issuance of the convertible debenture. The value assigned to the shares issued of $59,063 was recorded in share capital and advertising and promotion expense.

(vii)	On August 30, 2019, the Company issued 1,900,000 common shares in connection with the closing of the Amalgamation (Note 5).

(viii)	On August 30, 2019, the Company issued 27,607,076 common shares in connection with the closing of the Arrangement (Note 5).

(ix)	On August 30, 2019, the Company issued 2,777,777 common shares in connection with the conversion of the convertible debenture (Note 15).

(x)	On August 30, 2019, the Company issued 416,666 common shares at a deemed price of $3.60 per share for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 15) as these shares were issued near the issuance of the convertible debenture. These common shares are subject to a two-year lock period and released in 17% instalments every six months after the closing of the go-public transaction. The Company estimated the fair value of the common shares issued to be $814,486 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense during the year ended December 31, 2019.

(xi)	On October 3, 2019, the Company issued 304,147 common shares in connection with the closing of the Steel SPA (Note 5).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

18.	Share Capital (continued)

2019 share capital activity (continued):

(xii)	During the year ended December 31, 2019, the Company received proceeds of $382,418 from the exercise of 347,803 common share purchase warrants. The fair value assigned to these warrants of $882,345 was reclassified from warrant reserve to share capital.

(xiii)	During the year ended December 31, 2019, the Company received proceeds of $21,837 from the exercise of 41,696 stock options. The fair value assigned to these options of $135,601 was reclassified from contributed surplus to share capital.

19.	Shares to be returned to treasury

Shares to be returned to treasury relate to GameCo’s acquisition of Luminosity (Note 5). In accordance with the SPA, the number of common shares issued as part of the consideration is to be reduced by the quotient obtained by dividing a) the working capital of Luminosity, as at the acquisition date, less $400,000, by b) $2.40. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date. In accordance with the SPA, 1,071,876 common shares were returned to treasury on July 21, 2020.

20.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company.

The following table reflects the continuity of warrants as at December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Beginning balance	7,444,961	$2.03	272,711	$0.80
Granted	-	-	-	-
Issued to effect the Mergers and Acquisitions (Note 5)	-	-	7,520,053	2.03
Exercised	(3,109,589)	(0.88)	(347,803)	(1.10)
Expired	(4,335,372)	(2.86)	-	-
Ending balance	-	$-	7,444,961	$2.03

The weighted average share price on the date of exercise is $2.32 (December 31, 2019 - $2.53).

The fair value assigned to the expired warrants of $7,497,332 was reclassified from warrant reserve to deficit.

The Company has no warrants outstanding as at December 31, 2020.

21.	Stock options

The Company has a stock option plan (the Stock Option Plan ) where the Board of Directors can grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

21.	Stock options (Continued)

The following table reflects the continuity of stock options as at December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Beginning balance	3,744,095	$1.32	-	$-
Granted	-	-	1,237,500	2.40
Issued to effect the Mergers and Acquisitions (Note 5)	-	-	2,548,289	0.81
Exercised	(823,937)	(0.27)	(41,694)	(0.52)
Expired	(186,085)	(2.06)	-	-
Ending balance	2,734,073	$1.61	3,744,095	$1.32
Exercisable	2,242,837	$1.44	2,542,010	$0.84

The weighted average share price on the date of exercise is $2.25 (December 31, 2019 - $2.39).

On May 27, 2019, the Company issued 1,237,500 options, including 750,000 issued to certain directors and officers. Each option is exercisable into common shares of the Company on a one-for-one basis at an exercise price of $2.40 per share. The options vest as to 10% immediately, 20% on each date which is 6, 12, 18, and 24 months from the date of grant, and 10% on the date which is 30 months from the date of grant. The options expire 5 years from the date of grant. As of the date of grant the options have a fair value of $2.00 each, which was determined using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $2.40; exercise price - $2.40; expected life in years 5 years; volatility 122%; dividends Nil; risk-free rate 1.48%. The Company recorded share-based compensation expense of $698,037 (December 31, 2019 - $1,440,827) for options vesting during the year.

During the year ended December 31, 2020, the Company also recorded share-based compensation expense of $120,346 (December 31, 2019 - $1,645,487) for options vesting in the period since the date of the Mergers and Acquisitions for the options issued to effect the Mergers and Acquisitions (Note 5) relating to post-combination service. During the year ended December 31, 2019, the Company recorded share-based compensation expense of $3,027,330 for post-combination service for warrants issued to effect the Mergers and Acquisitions (Note 5).

The Company has the following stock options outstanding as at December 31, 2020:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)
October 17, 2022	17,959	$0.80	17,959	1.79
November 18, 2022	915,915	0.37	915,915	1.88
November 14, 2023	26,374	2.37	26,374	2.87
March 29, 2024	465,075	2.37	309,464	3.24
August 27, 2024	1,118,750	2.40	783,125	3.66
December 12, 2028	190,000	1.00	190,000	7.95
	2,734,073	$1.61	2,242,837	3.27

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

22.	Income Tax

The reconciliation of the combined Canadian federal and provincial statutory tax rate of 26.60% (December 31, 2019 26.50%) to the effective tax rate is as follows:

	December 31, 2020	December 31, 2019
Statutory income tax rate	26.6%	26.5%

Net loss before income taxes	$(26,930,501)	$(79,542,142)
Computed income tax recovery	(7,163,513)	(21,078,667)
Increase (decrease) resulting from:
Non-deductible expenses and other	284,545	3,799,871
Difference in foreign tax rates	(111,194)	42,731
Listing expense	-	1,809,783
Utilization of previously unrecognized tax losses	(393,525)	-
Goodwill impairment	-	12,235,161
Origination and reversal of temporary differences	1,519,081	(1,230,832)
Current period loss for which no benefit is recognized	5,786,437	3,426,238
Income tax (recovery)	$(78,169)	$(995,715)

The components of income tax expense (recovery) are as follows:

	December 31, 2020	December 31, 2019

Current tax expense	$5,617	$-
Deferred tax (recovery)	(83,786)	(995,715)
Income tax (recovery)	$(78,169)	$(995,715)

The table below summarizes the movement of net deferred tax assets and liabilities:

	January 1, 2020	Recognized in net loss	Acquisitions	December 31, 2020
Deferred tax asset
Tax losses carried forward	$1,398,277	$(412,552)	$4,399,904	$5,385,629
Financing and share issuance cost	14,551	-	-	14,551
Intangible assets and other	-	702,666	-	702,666
	1,412,828	290,114	4,399,904	6,102,846
Deferred tax liability
Intangible assets and other	$(13,735,411)	$(192,449)	$(7,163,072)	$(21,090,932)
Investments	(160,022)	(13,879)	-	(173,901)
	(13,895,433)	(206,328)	(7,163,072)	(21,264,833)

Net deferred tax asset (liability)	$(12,482,605)	$83,786	$(2,763,168)	$(15,161,987)

	January 1, 2019	Recognized in net loss	Acquisitions	December 31, 2019

Deferred tax asset
Tax losses carried forward	$-	$1,398,277	$-	$1,398,277
Financing and share issuance cost	-	14,551	-	14,551
	-	1,412,828	-	1,412,828
Deferred tax liability
Intangible assets and other	$-	$(257,091)	$(13,478,320)	$(13,735,411)
Investments	-	(160,022)	-	(160,022)
	-	(417,113)	(13,478,320)	(13,895,433)

Net deferred tax asset (liability)	$-	$995,715	$(13,478,320)	$(12,482,605)

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

22.	Income Tax (continued)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2020	December 31, 2019

Tax losses carried forward	$50,961,545	$29,271,608
Intangible assets	42,773,568	35,159,028
Goodwill	733,716	733,716
Investment	2,923,560	866,424
Financing and share issuance costs	3,637,251	4,621,618
Long-term debt	396,182	-
Other temporary differences	565,788	171,007
	$101,991,610	$70,823,401

The Company has Canadian net operating losses of $47,208,657 available to reduce taxable income in future years. If not utilized, these net operating losses will expire in 2031 to 2040.

The Company has USA net operating losses of $3,752,888 available to reduce taxable income in future years. If not utilized, these net operating losses will carryforward indefinitely.

Other deductible temporary differences have an unlimited carryforward period pursuant to current tax laws.

23.	Related party transactions and balances

The Company's key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options vested during the year.

Compensation provided to key management during the year is as follows:

	December 31, 2020	December 31, 2019

Short-term benefits	$1,771,299	$1,096,858
Share-based compensation	737,308	2,331,854
	$2,508,607	$3,428,712

A summary of other related party transactions is as follows:

	December 31, 2020	December 31, 2019

Total transactions during the period:
Revenue	$2,386,929	$2,140,940
Cost of sales	55,928	-

Expenses
Consulting fees	2,426,990	1,471,055
Advertising and promotion	338,838	-
Interest and accretion	323,841	-
Share of loss from investment in associate	2,057,135	746,424

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

23.	Related party transactions and balances (continued)

A summary of related party balances is as follows:

	December 31, 2020	December 31, 2019

Balances receivable (payable):
Investment in associate	$1,026,909	$914,295
Trade and other receivables	4,651,059	1,337,150
Loans receivable	148,660	159,287
Accounts payable and accrued liabilities	(686,480)	-
Contract liabilities	(72,343)	-
Vendor-take-back loan	(5,559,250)	-

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the year ended December 31, 2020, the Company recognized management revenue of $1,535,331 (December 31, 2019 - $2,140,940) relating to the Management SA, and recognized consulting expenses of $2,080,216 (December 31, 2019 - $1,471,055) relating to the Master SA. As at December 31, 2020, a balance of $422,642 (December 31, 2019 - $669,885) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the year ended December 31, 2020, the Company recognized media advertising revenue in the amount $206,940 (December 31, 2019 - $Nil) and recognized advertising and promotional expense of $277,338 (December 31, 2019 - $Nil). As at December 31, 2020, a balance of $72,343 (December 31, 2019 - $Nil) is included in contract liabilities for media advertising services to be provided by the Company.

During the year ended December 31, 2020, the Company recognized cost of sales of $30,136 (December 31, 2019 - $Nil) from AIG eSports LP and $25,792 (December 31, 2019 - $Nil) from Surge eSports LLC respectively relating to team sponsorships fees. As at December 31, 2020, a balance of $30,079 (December 31, 2019 - $Nil) and $24,531 (December 31, 2019 - $Nil) is due to AIG eSports LP and Surge eSports LLC respectively which is included in accounts payable and accrued liabilities.

As at December 31, 2020, trade and other receivables include $3,238,915 (December 31, 2019 - $667,265) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

23.	Related party transactions and balances (continued)

On August 30, 2020, the Company completed the Omnia acquisition (Note 5), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. Since the Omnia acquisition date of August 30, 2020, the Company earned media revenue of $644,658 from Blue Ant and its affiliated companies. As at December 31, 2020, the Company has trade and other receivables of $741,403 due from Blue Ant and its affiliated companies. As at December 31, 2020, the Company and has accounts payable and accrued liabilities of $380,152 due to Blue Ant and its affiliated companies which includes the estimated working capital adjustment payable of $30,888 (Note 5). See Note 17 for information relating to the VTB loan payable to Blue Ant.

During the year ended December 31, 2020, the Company recognized consulting expenses of $73,916 (December 31, 2019 - $Nil) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at December 31, 2020, a balance of $14,012 (December 31, 2019 - $Nil) is included in account payable and accrued liabilities.

During the year ended December 31, 2020, the Company recognized advertising and promotion expense of $61,500 (December 31, 2019 - $Nil) to MKTG Canada Inc., a company in which a director of the Company was the chief executive officer.

During the year ended December 31, 2020 the Company recognized $272,858 (December 31, 2019 - $Nil) in consulting fees relating to board of director and committee fees to directors and officers. As at December 31, 2020, a balance of $237,706 (December 31, 2019 - $Nil) is included in account payable and accrued liabilities.

As at December 31, 2020, the Company has other receivables due from the Chief Corporate Officer of $248,099 (December 31, 2019 - $Nil) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at December 31, 2020, the Company has loans receivable due from the President, Chief Corporate Officer and former esports President in the amount of $96,004 (December 31, 2019 - $98,557), $52,656 (December 31, 2019 - $53,715) and $Nil (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 5 for information relating to the Amalgamation.

See Note 8 for information relating to an investment in an associate controlled by a related party.

See Note 21 for information relating to stock options issued to certain officers and directors of the Company.

24.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

25.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, deferred payment liability convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company's investments. The hierarchy is summarized as:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 - inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 - inputs for assets and liabilities not based upon observable market data

As at December 31, 2020, the investment in Addicting Games is accounted for at Level 3, see Note 7.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December 31, 2020	December 31, 2019

Interest income	$(102,158)	$(677,276)
Interest and accretion expense	5,236,482	2,825,793
Net interest expense	$5,134,324	$2,148,517

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2020	December 31, 2019

Trade receivables aging:
0-30 days	$16,461,821	$3,774,073
31-60 days	846,232	986,702
61-90 days	537,836	118,983
Greater than 90 days	737,696	636,258
	18,583,585	5,516,016
Expected credit loss provision	(67,466)	(357,920)
Net trade receivables	$18,516,119	$5,158,096

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

25.	Financial instruments (continued)

Credit risk (continuity)

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2020	December 31, 2019

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(357,920)	$-
Expected credit loss provision, Mergers and Acquisitions	-	(357,920)
Increase in provision for expected credit loss	(28,725)	-
Write-offs	319,174	-
Effect of movement in exchange rates	5	-
Expected credit loss provision, ending balance	$(67,466)	$(357,920)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at December 31, 2020:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due
Default rates		0.18%	0.58%	1.02%	3.62%
Trade receivables	$18,583,585	$16,461,821	846,232	$537,836	$737,696
Expected credit loss provision	$67,466	$30,388	$4,876	$5,502	$26,700

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 67.02% (December 31, 2019 – 14.81%) of trade receivables as at December 31, 2020 and 64.09% (December 31, 2019 – 22.55%) of revenues for the year ended December 31, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company's contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments. A portion of the deferred payment liability and long-term debt was settled subsequent to year-end and all the convertible debentures were settled subsequent to year-end (Note 28).

	Less than 1 year	One to two years	Two to three years	More than three years	Total
Accounts payable and accrued liabilities	$23,602,547	$-	$-	$-	$23,602,547
Contract liabilities	1,625,594	-	-	-	1,625,594
Deferred payment liability	636,600	636,600	-	-	1,273,200
Lease contract liability	678,911	567,822	582,005	1,366,112	3,194,850
Long-term debt	1,250,000	21,578,682	-	-	22,828,682
Convertible debentures	8,600,000	-	-	-	8,600,000
Vendor-take-back loan	-	-	5,750,000	-	5,750,000
	$36,393,652	$22,783,104	$6,332,005	$1,366,112	$66,874,873

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

25.	Financial instruments (continued)

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at December 31, 2020, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $123,000 and $60,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% will result in a $114,000 change in the annual interest expense.

26.	Commitments

The Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$791,000
Later than one year and not later than five years	150,000
$941,000

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital call requirement.

27.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar is summarized below for the year ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Media and content	$60,887,990	$6,725,067
Esports and entertainment	5,906,613	4,230,922
Subscription	6,168,878	1,253,337
	$72,963,481	$12,209,326

Revenue, in Canadian dollars, in each of these geographic locations for the year ended December 31, 2020 and 2019 are as below:

	December 31, 2020	December 31, 2019

Canada	$3,047,706	$3,863,141
USA	56,926,784	4,875,405
All other countries	12,988,991	3,470,780
	$72,963,481	$12,209,326

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

27.	Segment disclosure (continued)

The non-current assets, in Canadian dollars, in each of the geographic locations as at December 31, 2020 and 2019 are as below:

	December 31, 2020	December 31, 2019

Canada	$140,113,284	$143,050,878
USA	50,338,388	410,330
England and Wales	3,934,877	4,346,583
	$194,386,549	$147,807,791

28.	Subsequent events

(i)	Between January 5, 2021 and January 21, 2021 debenture holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company (Note 15).

(ii)	Between January 8, 2021 and March 10, 2021, 283,173 stock options were exercised resulting in gross proceeds of $589,660 to the Company.

(iii)	On January 18, 2021 and February 3, 2021, the Company was advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470 (Note 14).

(iv)	On January 20, 2021, USD $500,000 of the Steel Media deferred payment liability was settled by the Company issuing 429,354 common shares (Note 16).

(v)	On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021 (Note 15).

(vi)	On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) and the issuance of 743,671 stock options and 1,251,162 to Restricted Share Units (“RSUs”) to directors, officers and management.

The 743,671 stock options are exercisable at $3.20 and expire December 9, 2025, 304,709 stock options vests on January 20, 2021, 247,890 stock options will vest on January 20, 2022 and 191,072 stock options will vest on January 20, 2023.

Regarding the 1,251,162 RSUs granted, 530,692 RSUs vest on January 20, 2021, 417,054 RSUs will vest on January 20, 2022 and 303,416 RSUs will vest on January 20, 2023.

(vii)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250. The Company incurred cash share issuance cost of $2,589,736 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

(viii)	On March 16, 2021, the Company entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners the web property Icy Veins, for European Euro €7,000,000 in cash and common shares of the Company, plus an earn-out subject to certain milestone being achieved. Completion of the acquisition is conditional upon the Company and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval.